                                               Filed Pursuant to Rule 424(b)(5)
                                                     Registration No. 333-52822
                             Subject to Completion
           Preliminary Prospectus Supplement dated February 28, 2002

PROSPECTUS SUPPLEMENT                                [LOGO] Merrill Lynch
---------------------                           Protected Growth/SM/ Investing
(To prospectus dated January 24, 2001)    Pursuit of Growth, Protection of Principal

                                2,500,000 Units
                           Merrill Lynch & Co., Inc.
                    Market Index Target-Term Securities(R)
                     based upon the Russell 2000(R) Index
                              due March   , 2009
                             "MITTS(R) Securities"
                         $10 principal amount per unit

                               ----------------

The MITTS Securities:                             Payment at maturity:

.. 100% principal protection at maturity.          . On the maturity date, for each unit of
                                                    MITTS Securities you own, we will pay you
.. No payments before the maturity date.             an amount equal to the sum of the
                                                    principal amount of each unit and an
.. Senior unsecured debt securities of Merrill       additional amount based on the percentage
  Lynch & Co., Inc.                                 increase, if any, in the value of the
                                                    Russell 2000 Index, reduced by an annual
.. Linked to the value of the Russell 2000 Index,    adjustment factor expected to be between
  an index designed to track the price              2.2% and 2.7%.
  performance of the common stock of 2,000
  corporations with small capitalizations         . At maturity, you will receive no less than
  relative to other stocks in the U.S. equity       the principal amount of your MITTS
  market.                                           Securities.

.. We have applied to have the MITTS Securities listed on the American Stock Exchange under the trading symbol "RRM".

.. Expected initial settlement date: March   ,
  2002.

      Investing in the MITTS Securities involves risks that are described in the "Risk Factors" section beginning on page S-8 of this prospectus supplement.

                               ----------------

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                                            Per unit    Total
                                                            --------    -----
Public offering price(1)...................................  $10.00  $25,000,000
Underwriting discount......................................    $          $
Proceeds, before expenses, to Merrill Lynch & Co., Inc.....    $          $

      (1) The public offering price and the underwriting discount for any
single transaction to purchase      units or more will be $     per unit and
$     per unit, respectively.

                               ----------------

                              Merrill Lynch & Co.

                               ----------------

           The date of this prospectus supplement is March   , 2002.

"MITTS" and "Market Index Target-Term Securities" are registered service marks of Merrill Lynch & Co., Inc.
The use of, and reference to, the terms "Russell 2000" and "Russell 2000 Index" in this prospectus supplement has been consented to by Frank Russell Company.

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                           Page
                                                                           ----
SUMMARY INFORMATION--Q&A..................................................  S-4
   What are the MITTS Securities?.........................................  S-4
   What will I receive on the stated maturity date of the MITTS
     Securities?..........................................................  S-4
   Who publishes the Russell 2000 Index and what does the Russell 2000
     Index measure?.......................................................  S-6
   How has the Russell 2000 Index performed historically?.................  S-6
   What about taxes?......................................................  S-6
   Will I receive interest payments on the MITTS Securities?..............  S-6
   Will the MITTS Securities be listed on a stock exchange?...............  S-7
   What is the role of MLPF&S?............................................  S-7
   Who is ML&Co.?.........................................................  S-7
   Are there any risks associated with my investment?.....................  S-7
RISK FACTORS..............................................................  S-8
   You may not earn a return on your investment...........................  S-8
   Your yield may be lower than the yield on other debt securities of comparable maturity..................................................  S-8
   Your return will not reflect the return of owning the stocks included in the Russell 2000 Index............................................  S-8
   There may be an uncertain trading market for the MITTS Securities......  S-8
   Many factors affect the trading value of the MITTS Securities; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor...................  S-8
   Amounts payable on the MITTS Securities may be limited by state law.... S-10
   Purchases and sales by us and our affiliates may affect your return.... S-10
   Potential conflicts.................................................... S-10
   Uncertain tax consequences............................................. S-10
DESCRIPTION OF THE MITTS SECURITIES....................................... S-11
   Payment at maturity.................................................... S-11
   Hypothetical returns................................................... S-12
   Adjustments to the Russell 2000 Index; Market Disruption Events........ S-14
   Discontinuance of the Russell 2000 Index............................... S-14
   Events of Default and Acceleration..................................... S-15
   Depositary............................................................. S-16
   Same-Day Settlement and Payment........................................ S-18
THE RUSSELL 2000 INDEX.................................................... S-18
   Selection of stocks underlying the Russell 2000 Index.................. S-18
   Historical data on the Russell 2000 Index.............................. S-21
UNITED STATES FEDERAL INCOME TAXATION..................................... S-23
   General................................................................ S-23
   U.S. Holders........................................................... S-24
   Hypothetical Table..................................................... S-25
   Non-U.S. Holders....................................................... S-26
   Backup withholding..................................................... S-27
ERISA CONSIDERATIONS...................................................... S-27
USE OF PROCEEDS AND HEDGING............................................... S-28
WHERE YOU CAN FIND MORE INFORMATION....................................... S-28
UNDERWRITING.............................................................. S-29
VALIDITY OF THE MITTS SECURITIES.......................................... S-29
EXPERTS................................................................... S-30
INDEX OF DEFINED TERMS.................................................... S-31

                                  Prospectus

                                                                          Page
                                                                          ----
MERRILL LYNCH & CO., INC.................................................   2
USE OF PROCEEDS..........................................................   2
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED
  FIXED CHARGES AND PREFERRED STOCK DIVIDENDS............................   3
THE SECURITIES...........................................................   3
DESCRIPTION OF DEBT SECURITIES...........................................   4
DESCRIPTION OF DEBT WARRANTS.............................................  10
DESCRIPTION OF CURRENCY WARRANTS.........................................  12
DESCRIPTION OF INDEX WARRANTS............................................  14
DESCRIPTION OF PREFERRED STOCK...........................................  19
DESCRIPTION OF DEPOSITARY SHARES.........................................  24
DESCRIPTION OF PREFERRED STOCK WARRANTS..................................  28
DESCRIPTION OF COMMON STOCK..............................................  30
DESCRIPTION OF COMMON STOCK WARRANTS.....................................  34
PLAN OF DISTRIBUTION.....................................................  36
WHERE YOU CAN FIND MORE INFORMATION......................................  37
INCORPORATION OF INFORMATION WE FILE WITH THE SEC........................  37
EXPERTS..................................................................  38

                           SUMMARY INFORMATION--Q&A

      This summary includes questions and answers that highlight selected information from this prospectus supplement and the accompanying prospectus to help you understand the Market Index Target-Term Securities(R) based upon the
Russell 2000 Index due March   , 2009. You should carefully read this
prospectus supplement and the accompanying prospectus to fully understand the terms of the MITTS Securities, the Russell 2000 Index and the tax and other considerations that are important to you in making a decision about whether to invest in the MITTS Securities. You should carefully review the "Risk Factors" section, which highlights certain risks associated with an investment in the MITTS Securities, to determine whether an investment in the MITTS Securities is appropriate for you.

      References in this prospectus supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc., and references to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the MITTS Securities?

      The MITTS Securities will be a series of senior debt securities issued by ML&Co. and will not be secured by collateral. The MITTS Securities will rank equally with all of our other unsecured and unsubordinated debt. The MITTS
Securities will mature on March   , 2009. We cannot redeem the MITTS Securities
at an earlier date. We will not make any payments on the MITTS Securities until maturity. We have designed the MITTS Securities for investors who want to protect their investment by receiving at least the principal amount of their investment at maturity and who also want to participate in possible increases in the value of the Russell 2000 Index as reduced by the Adjustment Factor.

      Each unit of MITTS Securities represents $10 principal amount of MITTS Securities. You may transfer the MITTS Securities only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the MITTS Securities in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the MITTS Securities. You should refer to the section "Description of the MITTS Securities--Depositary" in this prospectus supplement.

What will I receive on the stated maturity date of the MITTS Securities?

      On the stated maturity date, you will receive a cash payment on the MITTS Securities equal to the sum of two amounts: the "principal amount" and the "Supplemental Redemption Amount".

Principal Amount

      The "principal amount" per unit is $10.

Supplemental Redemption Amount

      The "Supplemental Redemption Amount" per unit will equal:

         (Adjusted Ending Value - Starting Value)
   $10 x (--------------------------------------)
         (           Starting Value             )

but will not be less than zero.

      The "Starting Value" means the closing value of the Russell 2000 Index on the date the MITTS Securities are priced for initial sale to the public (the "Pricing Date"). We will disclose the Starting Value in the final prospectus supplement delivered to you in connection with the sales of the MITTS Securities.

      The "Adjusted Ending Value" means the average, arithmetic mean, of the values of the Russell 2000 Index at the close of the market on five business days shortly before the maturity of the MITTS Securities as reduced each day by the application of the Adjustment Factor. We may calculate the Adjusted Ending Value by reference to fewer than five or even a single day's closing value if, during the period shortly before the stated maturity date of the MITTS Securities, there is a disruption in the trading of a sufficient number of the component stocks included in the Russell 2000 Index or certain futures or options contracts relating to the Russell 2000 Index.

      The "Adjustment Factor" will be a fixed percentage expected to be between 2.2% and 2.7% per year and will be pro-rated based on a 365-day year and applied over the entire term of the MITTS Securities on each calendar day to reduce the closing values of the Russell 2000 Index used to calculate the Supplemental Redemption Amount during the Calculation Period. As a result of the cumulative effect of this reduction, the values of the Russell 2000 Index used to calculate the Supplemental Redemption Amount during the Calculation Period will be approximately 14.28% to 17.23% less than the actual closing value of the Russell 2000 Index on each day during the Calculation Period. We will determine the Adjustment Factor on the Pricing Date, and it will appear in the final prospectus supplement delivered to you in connection with the sales of the MITTS Securities. For a detailed discussion of how the Adjustment Factor will affect the value of the Russell 2000 Index used to calculate the Supplemental Redemption Amount, see "Description of the MITTS Securities--Payment at Maturity" in this prospectus supplement.

      For more specific information about the Supplemental Redemption Amount, please see the section "Description of the MITTS Securities" in this prospectus supplement.

      We will pay you a Supplemental Redemption Amount only if the Adjusted Ending Value is greater than the Starting Value. If the Adjusted Ending Value is less than, or equal to, the Starting Value, the Supplemental Redemption Amount will be zero. We will pay you the principal amount of your MITTS Securities regardless of whether any Supplemental Redemption Amount is payable.

  Examples

    Here are two examples of Supplemental Redemption Amount calculations assuming an investment term of seven years and an Adjustment Factor of 2.45% per year, the midpoint of the expected range of 2.2% and 2.7%:

  Example 1--The Russell 2000 Index, as adjusted, is below the hypothetical Starting Value at maturity:

    Hypothetical Starting Value: 472.61
    Hypothetical average closing value of the Russell 2000 Index at maturity: 496.24
    Hypothetical Adjusted Ending Value: 417.97

                                                                                 (Supplemental
                                                       ( 417.97 - 472.61 )        Redemption
    Supplemental Redemption Amount (per unit)  = $10 X ( --------------- ) = $0   Amount cannot
                                                       (     472.61      )        be less than zero)

  Total payment at maturity (per unit) = $10 + $0 = $10

  Example 2--The Russell 2000 Index, as adjusted, is above the hypothetical Starting Value at maturity:

    Hypothetical Starting Value: 472.61
    Hypothetical average closing value of the Russell 2000 Index at maturity: 850.71
    Hypothetical Adjusted Ending Value: 716.52

                                                       ( 716.52 - 472.61 )
    Supplemental Redemption Amount (per unit)  = $10 X ( --------------- ) = $5.16
                                                       (      472.61     )

  Total payment at maturity (per unit) = $10 + $5.16 = $15.16

Who publishes the Russell 2000 Index and what does the Russell 2000 Index measure?


      The Russell 2000 Index is published by Frank Russell Company ("FRC") and is designed to track the performance of 2,000 common stocks of corporations with small capitalizations relative to other stocks in the U.S. equity market. Market capitalization is the value of a corporation's stock in the public market determined by multiplying the number of outstanding shares by the current price of a share. As of January 31, 2002, the market capitalization of the stocks in the Russell 2000 Index ranged from approximately $4.11 million to $2.84 billion, with the weighted average market capitalization being $.86 billion. The corporations in the Russell 2000 Index are domiciled in the U.S. and its territories and their stocks are traded on the AMEX, on the New York Stock Exchange, or in the over-the-counter market.

      Please note that an investment in the MITTS Securities does not entitle you to any ownership interest in the stocks of the companies included in the Russell 2000 Index.

How has the Russell 2000 Index performed historically?

      We have provided tables showing the closing values of the Russell 2000 Index on the last business day of each quarter from March 1979 to December 2001, as published by FRC. You can find these tables in the section "The Russell 2000 Index--Historical data on the Russell 2000 Index" in this prospectus supplement. We have provided this historical information to help you evaluate the behavior of the Russell 2000 Index in various economic environments; however, past performance of the Russell 2000 Index is not necessarily indicative of how the index will perform in the future.

What about taxes?

      Each year, you will be required to pay taxes on ordinary income from the MITTS Securities over their term based upon an estimated yield for the MITTS Securities, even though you will not receive any payments from us until maturity. We have determined this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to figure the amount of taxes that you will owe each year as a result of owning a MITTS Security. This estimated yield is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero. We have determined that
this estimated yield will equal   % per annum, compounded semiannually.

      Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you buy a MITTS Security for $10 and hold the MITTS Security until maturity, you will be required to pay taxes on the following amounts of
ordinary income from the MITTS Security each year: $     in 2002, $     in
2003, $     in 2004, $     in 2005, $     in 2006, $     in 2007, $     in 2008
and $     in 2009. However, in 2009, the amount of ordinary income that you will be required to pay taxes on from owning each MITTS Security may be greater or less than $ , depending upon the Supplemental Redemption Amount, if any,
you receive. Also, if the Supplemental Redemption Amount is less than $    ,
you may have a loss which you could deduct against other income you may have in 2009, but under current tax regulations, you would neither be required nor allowed to amend your tax returns for prior years. For further information, see "United States Federal Income Taxation" in this prospectus supplement.

Will I receive interest payments on the MITTS Securities?

      You will not receive any interest payments on the MITTS Securities, but will instead receive the principal amount plus the Supplemental Redemption Amount, if any, at maturity. We have designed the MITTS Securities for investors who are willing to forego market interest payments on the MITTS Securities, such as floating interest rates paid on standard senior non-callable debt securities, in exchange for the ability to participate in possible increases in the Russell 2000 Index.

Will the MITTS Securities be listed on a stock exchange?

      We have applied to have MITTS Securities listed on the AMEX under the trading symbol "RRM". You should be aware that the listing of the MITTS Securities on the AMEX will not necessarily ensure that a liquid trading market will be available for the MITTS Securities. You should review "Risk Factors--There may be an uncertain trading market for the MITTS Securities" in this prospectus supplement.

What is the role of MLPF&S?

      Our subsidiary, MLPF&S, is the underwriter for the offering and sale of the MITTS Securities. After the initial offering, MLPF&S intends to buy and sell the MITTS Securities to create a secondary market for holders of the MITTS Securities, and may stabilize or maintain the market price of the MITTS Securities during the initial distribution of the MITTS Securities. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

      MLPF&S will also be our agent for purposes of calculating, among other things, the Adjusted Ending Value and the Supplemental Redemption Amount. Under certain circumstances, these duties could result in a conflict of interest between MLPF&S' status as a subsidiary of ML&Co. and its responsibilities as calculation agent.

Who is ML&Co.?

      Merrill Lynch & Co., Inc. is a holding company with various subsidiary and affiliated companies that provide investment, financing, insurance and related services on a global basis. For information about ML&Co. see the section "Merrill Lynch & Co., Inc." in the accompanying prospectus. You should also read the other documents we have filed with the SEC, which you can find by referring to the section "Where You Can Find More Information" in this prospectus supplement.

Are there any risks associated with my investment?

      Yes, an investment in the MITTS Securities is subject to risk. Please refer to the section "Risk Factors" in this prospectus supplement.

                                 RISK FACTORS

      Your investment in the MITTS Securities will involve risks. You should carefully consider the following discussion of risks before deciding whether an investment in the MITTS Securities is suitable for you.

You may not earn a return on your investment

      You should be aware that if the Adjusted Ending Value does not exceed the Starting Value on the stated maturity date, the Supplemental Redemption Amount will be zero. This will be true even if the value of the Russell 2000 Index, as reduced by the Adjustment Factor over the term of the MITTS Securities, was higher than the Starting Value at some time during the life of the MITTS Securities but later falls below the Starting Value. If the Supplemental Redemption Amount is zero, we will pay you only the principal amount of your MITTS Securities.

Your yield may be lower than the yield on other debt securities of comparable maturity

      The amount we pay you at maturity may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought other senior non-callable debt securities of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your return will not reflect the return of owning the stocks included in the Russell 2000 Index

      The return on your MITTS Securities will not reflect the return you would realize if you actually owned the stocks included in the Russell 2000 Index and received the dividends paid on those stocks because of the cumulative effect of the reduction caused by the Adjustment Factor and because the value of the Russell 2000 Index is calculated by reference to the prices of the stocks included in the Russell 2000 Index without taking into consideration the value of dividends paid on those stocks.

There may be an uncertain trading market for the MITTS Securities

      We have applied to have the MITTS Securities listed on the AMEX under the trading symbol "RRM". While there have been a number of issuances of series of Market Index Target-Term Securities, trading volumes have varied historically from one series to another and it is therefore impossible to predict how the MITTS Securities will trade. You cannot assume that a trading market will develop for the MITTS Securities. If a trading market does develop, there can be no assurance that there will be liquidity in the trading market. The development of a trading market for the MITTS Securities will depend on our financial performance, and other factors such as the increase, if any, in the value of the Russell 2000 Index.

      If the trading market for the MITTS Securities is limited, there may be a limited number of buyers for your MITTS Securities if you do not wish to hold your investment until maturity. This may affect the price you receive.

Many factors affect the trading value of the MITTS Securities; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

      The trading value of the MITTS Securities will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the trading value of the MITTS Securities caused by another factor and that the effect of one factor may exacerbate the decrease in the trading value of the MITTS Securities caused by another factor. For example, an increase in U.S. interest rates may offset some or all of any increase in the trading value of the MITTS Securities attributable to another factor, such as an increase in the value of the Russell 2000 Index. The following paragraphs describe the expected impact on the market value of the MITTS Securities given a change in a specific factor, assuming all other conditions remain constant.

      The value of the Russell 2000 Index is expected to affect the trading value of the MITTS Securities. We expect that the market value of the MITTS Securities will depend substantially on the amount by which the Russell 2000 Index, as reduced by the Adjustment Factor over the term of the MITTS Securities, is greater or less than the Starting Value. If you choose to sell your MITTS Securities when the value of the Russell 2000 Index, as reduced by the Adjustment Factor over the term of the MITTS Securities, exceeds the Starting Value, you may receive substantially less than the amount that would be payable at maturity based on that value because of the expectation that the Russell 2000 Index will continue to fluctuate until the Adjusted Ending Value is determined. If you choose to sell your MITTS Securities when the value of the Russell 2000 Index is below, or not sufficiently above, the Starting Value, you may receive less than the $10 principal amount per unit of MITTS Securities. In general, rising U.S. dividend rates or dividends per share may increase the value of the Russell 2000 Index while falling U.S. dividend rates may decrease the value of the Russell 2000 Index.

      Changes in the levels of interest rates are expected to affect the trading value of the MITTS Securities. Because we will pay, at a minimum, the principal amount per unit of MITTS Securities at maturity, we expect that changes in U.S. interest rates will affect the trading value of the MITTS Securities. In general, if U.S. interest rates increase, we expect that the trading value of the MITTS Securities will decrease and, conversely, if U.S. interest rates decrease, we expect the trading value of the MITTS Securities will increase. Rising U.S. interest rates may lower the value of the Russell 2000 Index and, thus, the MITTS Securities. Falling U.S. interest rates may increase the value of the Russell 2000 Index and, thus, may increase the value of the MITTS Securities.

      Changes in the volatility of the Russell 2000 Index are expected to affect the trading value of the MITTS Securities. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. In general, if the volatility of the Russell 2000 Index increases, we expect that the trading value of the MITTS Securities will increase and, conversely, if the volatility of the Russell 2000 Index decreases, we expect that the trading value of the MITTS Securities will decrease.

      As the time remaining to maturity of the MITTS Securities decreases, the "time premium" associated with the MITTS Securities will decrease. We anticipate that before their maturity, the MITTS Securities may trade at a value above that which would be expected based on the level of U.S. interest rates and the Russell 2000 Index. This difference will reflect a "time premium" due to expectations concerning the value of the Russell 2000 Index during the period before the stated maturity of the MITTS Securities. However, as the time remaining to the stated maturity of the MITTS Securities decreases, we expect that this time premium will decrease, lowering the trading value of the MITTS Securities.

      Changes in dividend yields of the stocks included in the Russell 2000 Index are expected to affect the trading value of the MITTS Securities. In general, if dividend yields on the stocks included in the Russell 2000 Index increase, we expect that the value of the MITTS Securities will decrease and, conversely, if dividend yields on the stocks included in the Russell 2000 Index decrease, we expect that the value of the MITTS Securities will increase.

      Changes in our credit ratings may affect the trading value of the MITTS Securities. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the MITTS Securities. However, because your return on your MITTS Securities is dependent upon factors in addition to our ability to pay our obligations under the MITTS Securities, such as the percentage increase in the value of the Russell 2000 Index at maturity, an improvement in our credit ratings will not reduce the other investment risks related to the MITTS Securities.

      In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the MITTS Securities of a given change in most of the factors listed above will be less if it occurs later in the term of the MITTS Securities than if it occurs earlier in the term of the MITTS Securities. However, we expect that the effect on the trading value of the MITTS Securities of a given increase in the value of the Russell 2000 Index will be greater if it occurs later in the term of the MITTS Securities than if it occurs earlier in the term of the MITTS Securities.

Amounts payable on the MITTS Securities may be limited by state law

      New York State law governs the 1983 Indenture under which the MITTS Securities will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the MITTS Securities. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

      While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the MITTS Securities, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Purchases and sales by us and our affiliates may affect your return

      We and our affiliates may from time to time buy or sell the stocks included in the Russell 2000 Index or futures or options contracts on the Russell 2000 Index for our own accounts for business reasons or in connection with hedging our obligations under the MITTS Securities. These transactions could affect the price of these stocks and, in turn, the value of the Russell 2000 Index in a manner that would be adverse to your investment in the MITTS Securities.

Potential conflicts

      Our subsidiary MLPF&S is our agent for the purposes of calculating the Adjusted Ending Value and the Supplemental Redemption Amount payable to you at maturity. Under certain circumstances, MLPF&S' role as our subsidiary and its responsibilities as calculation agent for the MITTS Securities could give rise to conflicts of interests. These conflicts could occur, for instance, in connection with its determination as to whether a value of the Russell 2000 Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the Russell 2000 Index. See "Description of the MITTS Securities--Adjustments to the Russell 2000 Index; Market Disruption Events" and "--Discontinuance of the Russell 2000 Index" in this prospectus supplement. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, you should be aware that because we control MLPF&S, potential conflicts of interest could arise.

      We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay the amounts due at maturity on the MITTS Securities. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

Uncertain tax consequences

      You should also consider the tax consequences of investing in the MITTS Securities, aspects of which are uncertain. See "United States Federal Income Taxation" below.

                      DESCRIPTION OF THE MITTS SECURITIES

      ML&Co. will issue the MITTS Securities as a series of senior debt securities under the 1983 Indenture, which is more fully described in the
accompanying prospectus. The MITTS Securities will mature on March   , 2009.

      While at maturity a beneficial owner of a MITTS Security will receive the sum of the principal amount of the MITTS Security plus the Supplemental Redemption Amount, if any, there will be no other payment of interest, periodic or otherwise. See "--Payment at maturity".

      The MITTS Securities will not be subject to redemption by ML&Co. or at the option of any beneficial owner before maturity. If an Event of Default occurs with respect to the MITTS Securities, holders of the MITTS Securities may accelerate the maturity of the MITTS Securities, as described under "--Events of Default and Acceleration" in this prospectus supplement and "Description of Debt Securities--Events of Default" in the accompanying prospectus.

      ML&Co. will issue the MITTS Securities in denominations of whole units each with a principal amount of $10.00 per unit.

      The MITTS Securities will not have the benefit of any sinking fund.

Payment at maturity

      At maturity a holder of a MITTS Security will be entitled to receive the principal amount of that MITTS Security plus a Supplemental Redemption Amount, if any, all as described below. If the Adjusted Ending Value does not exceed the Starting Value, you will be entitled to receive only the principal amount of your MITTS Securities.

      The "Supplemental Redemption Amount" for a MITTS Security will be determined by the calculation agent and will equal:

                                                         (Adjusted Ending Value - Starting Value)
principal amount of each MITTS Security ($10 per unit) x (--------------------------------------)
                                                         (             Starting Value           )

provided, however, that in no event will the Supplemental Redemption Amount be less than zero.

      The "Starting Value" means the closing value of the Russell 2000 Index on the Pricing Date. We will disclose the Starting Value in the final prospectus supplement delivered to you in connection with sales of the MITTS Securities.

      The "Adjusted Ending Value" will be determined by the calculation agent and will equal the average, arithmetic mean, of the closing values of the Russell 2000 Index, as reduced by the application of the Adjustment Factor on each Calculation Day, determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Adjusted Ending Value will equal the average, arithmetic mean, of the closing values of the Russell 2000 Index on those Calculation Days, as reduced by the application of the Adjustment Factor on each Calculation Day. If there is only one Calculation Day during the Calculation Period, then the Adjusted Ending Value will equal the closing value of the Russell 2000 Index on that Calculation Day, as reduced by the application of the Adjustment Factor on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Adjusted Ending Value will equal the closing value of the Russell 2000 Index determined on the last scheduled Index Business Day in the Calculation Period, as reduced by the application of the Adjustment Factor on that day, regardless of the occurrence of a Market Disruption Event on that Index Business Day.

      The "Adjustment Factor" means a fixed percentage expected to be between 2.2% and 2.7% per year and will be applied over the entire term of the MITTS Securities. For each calendar day during the term of the MITTS Securities, we will apply this percentage on a pro-rated basis based on a 365-day year to reduce the values of the Russell 2000 Index used to calculate the Supplemental Redemption Amount during the Calculation Period. As a result of the cumulative effect of this reduction, the values of the Russell 2000 Index used to calculate your Supplemental Redemption Amount during the Calculation Period will be approximately 14.28% to 17.23% less than the actual value of the Russell 2000 Index on each day during the Calculation Period. We will determine the Adjustment Factor on the Pricing Date and it will appear in the final prospectus supplement delivered to you in connection with the sales of the MITTS Securities.

      The "Calculation Period" means the period from and including the seventh scheduled Index Business Day before the maturity date to and including the second scheduled Index Business Day before the maturity date.

      A "Calculation Day" means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

      An "Index Business Day" means any day on which the AMEX and the NYSE are open for trading and the Russell 2000 Index or any successor index is calculated and published.

      All determinations made by the calculation agent shall be at the sole discretion of the calculation agent and, absent a determination by the calculation agent of a manifest error, shall be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the MITTS Securities.

Hypothetical returns

      The following table illustrates, for a range of hypothetical average closing values of the Russell 2000 Index during the Calculation Period:

      . the percentage change from the hypothetical Starting Value to the hypothetical average closing value,

      . the Adjusted Ending Value used to calculate the Supplemental Redemption Amount,

      .   the total amount payable at maturity for each unit of MITTS
          Securities,

      .   the total rate of return to beneficial owners of MITTS Securities,

      . the pretax annualized rate of return to beneficial owners of MITTS Securities, and

      . the pretax annualized rate of return of an investment in the stocks included in the Russell 2000 Index, which includes an assumed aggregate dividend yield of 1.33% per annum, as more fully described below.

      For the purposes of calculating this table, we have applied the Adjustment Factor of 2.45% per annum, the midpoint of the expected range of 2.2% and 2.7%.

                Percentage
                  change
                 from the
               hypothetical                                                          Pretax
Hypothetical     Starting             Total amount                   Pretax        annualized
   average       Value to              payable at                  annualized    rate of return
closing value  hypothetical             maturity   Total rate of    rate of         of stocks
 during the      average    Adjusted  per unit of  return on the   return on       included in
 calculation     closing     Ending    the MITTS       MITTS       the MITTS       the Russell
   period         value     Value (1)  Securities   Securities   Securities (2) 2000 Index (2)(3)
-------------  ------------ --------- ------------ ------------- -------------- -----------------
    94.52          -80%        79.61     $10.00          0.00%         0.00%          20.24%
   189.04          -60%       159.23     $10.00          0.00%         0.00%          11.33%
   283.57          -40%       238.84     $10.00          0.00%         0.00%           5.85%
   378.09          -20%       318.46     $10.00          0.00%         0.00%           1.84%
   472.61(4)         0%       398.07     $10.00          0.00%         0.00%           1.33%
   567.13           20%       477.69     $10.11          1.07%         0.15%           3.97%
   661.65           40%       557.30     $11.79         17.92%         2.37%           6.24%
   756.18           60%       636.91     $13.48         34.77%         4.30%           8.23%
   850.70           80%       716.53     $15.16         51.61%         6.03%          10.00%
   945.22          100%       796.14     $16.85         68.46%         7.58%          11.60%
 1,039.74          120%       875.76     $18.53         85.30%         9.00%          13.06%
 1,134.26          140%       955.37     $20.21        102.15%        10.30%          14.41%
 1,228.79          160%     1,034.98     $21.90        118.99%        11.51%          15.65%
 1,323.31          180%     1,114.60     $23.58        135.84%        12.63%          16.82%
 1,417.83          200%     1,194.21     $25.27        152.68%        13.68%          17.91%

--------
(1) The Adjusted Ending Values specified in this column are approximately 15.77% less than the hypothetical average closing values of the Russell 2000 Index as a result of the application of a hypothetical Adjustment Factor of 2.45% per annum over the term of the MITTS Securities.
(2) The annualized rates of return specified in the preceding table are calculated on a semiannual bond equivalent basis.
(3) This rate of return assumes:
      (a) a percentage change in the aggregate price of the stocks that equals the percentage change in the Russell 2000 Index from the hypothetical
          Starting Value to the relevant hypothetical average closing value;
      (b) a constant dividend yield of 1.33% per annum, paid quarterly from the date of initial delivery of the MITTS Securities, applied to the value of the Russell 2000 Index at the end of each quarter assuming this value increases or decreases linearly from the hypothetical Starting Value to the applicable hypothetical average closing value;
      (c) no transaction fees or expenses; and
      (d) an investment term of seven years.
(4) This is the hypothetical Starting Value of the Russell 2000 Index. The actual Starting Value will equal the closing value of the Russell 2000 Index on the Pricing Date.

      The above figures are for purposes of illustration only. The actual Supplemental Redemption Amount, received by you and the resulting total and pretax annualized rate of return will depend on the actual Starting Value and the actual Adjusted Ending Value determined by the calculation agent as described in this prospectus supplement.

Adjustments to the Russell 2000 Index; Market Disruption Events

      If at any time FRC changes its method of calculating the Russell 2000 Index, or the value of the index changes, in any material respect, or if the Russell 2000 Index is in any other way modified so that the Russell 2000 Index does not, in the opinion of the calculation agent, fairly represent the value of the Russell 2000 Index had those changes or modifications not been made, then, from and after that time, the calculation agent shall, at the close of business in New York, New York, on each date that the closing value of the Russell 2000 Index is to be calculated, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Russell 2000 Index as if those changes or modifications had not been made, and calculate the closing value with reference to the Russell 2000 Index, as so adjusted. Accordingly, if the method of calculating the Russell 2000 Index is modified so that the value of the Russell 2000 Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the calculation agent shall adjust the Russell 2000 Index in order to arrive at a value of the Russell 2000 Index as if it had not been modified, e.g., as if a split had not occurred.

      "Market Disruption Event" means either of the following events as determined by the calculation agent:

      (A) the suspension or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, in 20% or more of the stocks which then comprise the Russell 2000 Index; or

      (B) the suspension or material limitation, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange, whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Russell 2000 Index, or any successor index, which are traded on any major U.S. exchange.

      For the purpose of the above definition:

      (1) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange and

      (2) for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80A, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the SEC of similar scope as determined by the calculation agent, will be considered "material".

      As a result of the terrorist attacks in Manhattan and Washington, D.C., the financial markets were closed from September 11, 2001 through September 14, 2001 and values of the Russell 2000 Index are not available for such dates. Such market closures would have constituted Market Disruption Events.

Discontinuance of the Russell 2000 Index

      If FRC discontinues publication of the Russell 2000 Index and FRC or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Russell 2000 Index (a "successor index"), then, upon the calculation agent's notification of its determination to the trustee and ML&Co., the calculation agent will substitute the successor index as calculated by FRC or any other entity for the Russell 2000 Index and calculate the Adjusted Ending Value as described above under "--Payment at maturity". Upon any selection by the calculation agent of a successor index, ML&Co. shall promptly give notice to the beneficial owners of the MITTS Securities by publication in a United States newspaper with a national circulation.

      In the event that FRC discontinues publication of the Russell 2000 Index and:

      .   the calculation agent does not select a successor index, or

      .   the successor index is no longer published on any of the Calculation
          Days,

the calculation agent will compute a substitute value for the Russell 2000 Index in accordance with the procedures last used to calculate the Russell 2000 Index before any discontinuance. If a successor index is selected or the calculation agent calculates a value as a substitute for the Russell 2000 Index as described below, the successor index or value will be used as a substitute for the Russell 2000 Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

      If FRC discontinues publication of the Russell 2000 Index before the Calculation Period and the calculation agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

      .   the determination of the Adjusted Ending Value, and

      . a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the Supplemental Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone.

      A "Business Day" is any day on which the AMEX and the NYSE are open for trading.

      Notwithstanding these alternative arrangements, discontinuance of the publication of the Russell 2000 Index may adversely affect trading in the MITTS Securities.

Events of Default and Acceleration

      In case an Event of Default with respect to any MITTS Securities has occurred and is continuing, the amount payable to a beneficial owner of a MITTS Security upon any acceleration permitted by the MITTS Securities, with respect to each $10 principal amount of MITTS Securities, will be equal to the principal amount and the Supplemental Redemption Amount, if any, calculated as though the date of early repayment were the stated maturity date of the MITTS Securities, provided, however, the Adjustment Factor will be applied to the values used to calculate the Supplemental Redemption Amount as if the MITTS Securities had not been accelerated and had remained outstanding to the stated maturity date. See "--Payment at maturity" in this prospectus supplement. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the holder of a MITTS Security may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the principal amount of the MITTS Security plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the MITTS Securities.

      In case of default in payment of the MITTS Securities, whether at the stated maturity date or upon acceleration, from and after the maturity date the MITTS Securities will bear interest, payable upon demand of their holders, at
the rate of   % per annum to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the MITTS Securities to the date payment of that amount has been made or duly provided for.

Depositary

  Description of the Global Securities

      Upon issuance, all MITTS Securities will be represented by one or more fully registered global securities. Each global security will be deposited with, or on behalf of, DTC (DTC, together with any successor, being a "depositary"), as depositary, registered in the name of Cede & Co., DTC's partnership nominee. Unless and until it is exchanged in whole or in part for MITTS Securities in definitive form, no global security may be transferred except as a whole by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any nominee to a successor of the depositary or a nominee of that successor.

      So long as DTC, or its nominee, is a registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the MITTS Securities represented by the global security for all purposes under the 1983 Indenture. Except as provided below, the beneficial owners of the MITTS Securities represented by a global security will not be entitled to have the MITTS Securities represented by a global security registered in their names, will not receive or be entitled to receive physical delivery of the MITTS Securities in definitive form and will not be considered the owners or holders of the MITTS Securities including for purposes of receiving any reports delivered by ML&Co. or the trustee under the 1983 Indenture. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if that person is not a participant of DTC, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the 1983 Indenture. ML&Co. understands that under existing industry practices, in the event that ML&Co. requests any action of holders or that an owner of a beneficial interest in a global security desires to give or take any action which a holder is entitled to give or take under the 1983 Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take that action, and those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by DTC to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  DTC Procedures

      The following is based on information furnished by DTC:

      DTC will act as securities depositary for the MITTS Securities. The MITTS Securities will be issued as fully registered securities registered in the name of Cede & Co., DTC's partnership nominee. One or more fully registered global securities will be issued for the MITTS Securities in the aggregate principal amount of such issue, and will be deposited with DTC.

      DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member, of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the NYSE, the AMEX, and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

      Purchases of the MITTS Securities under DTC's system must be made by or through direct participants, which will receive a credit for the MITTS Securities on DTC's records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase; but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the MITTS Securities are to be made by entries on the books of participants acting on behalf of beneficial owners.

      To facilitate subsequent transfers, all MITTS Securities deposited with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of MITTS Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the MITTS Securities; DTC's records reflect only the identity of the direct participants to whose accounts the MITTS Securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Neither DTC nor Cede & Co. will consent or vote with respect to the MITTS Securities. Under its usual procedures, DTC mails an omnibus proxy to ML&Co. as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants identified in a listing attached to the omnibus proxy to whose accounts the MITTS Securities are credited on the record date.

      Principal, premium, if any, and/or interest, if any, payments made in cash on the MITTS Securities will be made in immediately available funds to DTC. DTC's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on the depositary's records unless DTC has reason to believe that it will not receive payment on that date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of that participant and not of DTC, the trustee or ML&Co., subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to DTC is the responsibility of ML&Co. or the trustee, disbursement of those payments to direct participants will be the responsibility of DTC, and disbursement of those payment will be the responsibility of direct participants and indirect participants.

  Exchange for Certificated Securities

      If:

      . the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by ML&Co. within 60 days,

      . ML&Co. executes and delivers to the trustee a company order to the effect that the global securities shall be exchangeable, or

      . an Event of Default under the 1983 Indenture has occurred and is continuing with respect to the MITTS Securities,

the global securities will be exchangeable for MITTS Securities in definitive form of like tenor and of an equal aggregate principal amount, in denominations of $10 and integral multiples of $10. The definitive MITTS

Securities will be registered in the name or names as the depositary shall instruct the trustee. It is expected that instructions may be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the global securities.

      DTC may discontinue providing its services as securities depositary with respect to the MITTS Securities at any time by giving reasonable notice to ML&Co. or the trustee. Under these circumstances, in the event that a successor securities depositary is not obtained, MITTS Security certificates are required to be printed and delivered.

      ML&Co. may decide to discontinue use of the system of book-entry transfers through DTC or a successor securities depositary. In that event, MITTS Security certificates will be printed and delivered.

      The information in this section concerning DTC and DTC's system has been obtained from sources that ML&Co. believes to be reliable, but ML&Co. takes no responsibility for its accuracy.

Same-Day Settlement and Payment

      Settlement for the MITTS Securities will be made by the underwriter in immediately available funds. ML&Co. will make all payments of principal and the Supplemental Redemption Amount, if any, in immediately available funds so long as the MITTS Securities are maintained in book-entry form.

                            THE RUSSELL 2000 INDEX

      Unless otherwise stated, all information herein on the Russell 2000 Index is derived from FRC or other publicly available sources. This information reflects the policies of FRC as stated in the publicly available sources and the policies are subject to change by FRC. FRC is under no obligation to continue to publish the Russell 2000 Index and may discontinue publication of the Russell 2000 Index at any time.

      The Russell 2000 Index is an index calculated, published and disseminated by FRC, and measures the composite price performance of stocks of 2,000 companies domiciled in the U.S. and its territories. All 2,000 stocks are traded on either the NYSE or the AMEX or in the over-the-counter market and form a part of the Russell 3000(R) Index. The Russell 3000(R) Index is composed of the 3,000 largest U.S. companies as determined by market capitalization and represents approximately 98% U.S. equity market.

      The Russell 2000 Index consists of the smallest 2,000 companies included in the Russell 3000(R) Index and represented approximately 8.27% of the total market capitalization of the Russell 3000(R) Index as of December 31, 2001. The Russell 2000 Index is designed to track the performance of the small capitalization segment of the U.S. equity market.

Selection of stocks underlying the Russell 2000 Index

      Only common stocks belonging to corporations domiciled in the U.S. and its territories are eligible for inclusion in the Russell 3000 Index and the Russell 2000 Index. Stocks traded on U.S. exchanges but domiciled in other countries are excluded. Preferred stock, convertible preferred stock, participating preferred stock, paired shares, warrants and rights are also excluded. Trust receipts, Royalty Trusts, limited liability companies, OTC Bulletin Board companies, pink sheets, closed-end mutual funds, and limited partnerships that are traded on U.S. exchanges, are also ineligible for inclusion. Real Estate Investment Trusts and Beneficial Trusts are eligible for inclusion, however. In general, only one class of securities of a company is allowed in the Russell 3000 Index, although exceptions to this general rule have been made where FRC has determined that each class of securities acts independent of the other.

      The primary criteria used to determine the initial list of securities eligible for the Russell 3000 Index is total market capitalization, which is defined as the price of the shares times the total number of shares outstanding. Based on closing values on May 31 of each year, FRC reconstitutes the composition of the Russell 3000 Index using the then existing market capitalizations of eligible companies. As of June 30 of each year, the Russell 2000 Index is adjusted to reflect the reconstitution of the Russell 3000 Index for that year. Real-time dissemination of the Russell 2000 Index began on January 1, 1987.

      As a capitalization-weighted index, the Russell 2000 Index reflects changes in the capitalization, or market value, of the component stocks relative to the capitalization on a base date. The current Russell 2000 Index value is calculated by adding the market values of the Russell 2000 Index's component stocks, which are derived by multiplying the price of each stock by the number of shares outstanding, to arrive at the total market capitalization of the 2,000 stocks. The total market capitalization is then divided by a divisor, which represents the "adjusted" capitalization of the Russell 2000 Index on the base date of December 31, 1986. To calculate the Russell 2000 Index, last sale prices will be used for exchange-traded and NASDAQ stocks. If a component stock is not open for trading, the most recently traded price for that security will be used in calculating the Russell 2000 Index. In order to provide continuity for the Russell 2000 Index's value, the divisor is adjusted periodically to reflect events including changes in the number of common shares outstanding for component stocks, company additions or deletions, corporate restructurings and other capitalization changes.

      The value of the Russell 2000 Index is reported on the AMEX under the symbol "RTY", on Bloomberg under the symbol "RTY" and on Reuters under the symbol "RUT".

      All disclosure contained in this prospectus supplement regarding the Russell 2000 Index, or its publisher, is derived from publicly available information. All copyrights and other intellectual property rights relating to the Russell 2000 Index are owned by FRC. FRC has no relationship with ML&Co. or the MITTS Securities; it does not sponsor, endorse, authorize, sell or promote the MITTS Securities, and has no obligation or liability in connection with the administration, marketing or trading of the MITTS Securities.

      Below is a breakdown of the component stocks of the Russell 2000 Index by industry group as of December 31, 2001:

                                                                   Percentage of
                                                                    Russell 2000
                                                      Number of     Index Market
                      Industry                        Companies    Capitalization
                      --------                        ---------    --------------
Technology...........................................     327          14.6%
Health Care..........................................     267          12.9%
Consumer Discretionary and Services..................     359          18.1%
Consumer Staples.....................................      49           3.1%
Integrated Oils......................................       2           0.0%
Other Energy.........................................      73           2.9%
Materials and Processing.............................     170           8.7%
Producer Durables....................................     152           9.2%
Autos and Transportation.............................      65           3.6%
Financial Services...................................     377          21.0%
Utilities............................................      75           5.0%
Other................................................      15           0.8%
                                                        -----          -----
   Total.............................................   1,931/(1)/      100%/(2)/

--------
Source: FRC.
(1) The total number of companies included in the Russell 2000 Index may not add up to 2000 due to the manner in which FRC maintains the Russell 2000 Index. For instance, although on the date of its annual reconstitution the Russell 2000 Index consists of 2000 companies, any companies which are deleted from the Russell 2000 Index between reconstitution dates are not replaced and spin-offs are the only additions between reconstitution dates.
(2) Total value may not add up to 100 due to rounding.

      As of December 31, 2001, the ten largest holdings in the Russell 2000 Index represented 2.4% of the aggregate market capitalization of the Russell 2000 Index. Fourteen of the stocks in the Russell 2000 Index were also components of the S&P 500 Index. These 14 stocks represented 1.82% of the Russell 2000 Index market capitalization. The dividend yield on the Russell 2000 Index as of December 31, 2001 was 1.27%.

Historical data on the Russell 2000 Index

      The following table sets forth the closing level of the Russell 2000 Index at the end of each quarter, in the period from March 1979 through December 2001. All historical data presented in the following table relating to periods prior to January 1, 1987, the date FRC commenced real-time dissemination of the Russell 2000 Index, are presented as if the Russell 2000 Index had existed during these periods and these closing levels have been calculated hypothetically on the same basis that the Russell 2000 Index is calculated. All historical data presented in the following table relating to periods after January 1, 1987 are based on actual data from the Russell 2000 Index. These historical data on the Russell 2000 Index are not necessarily indicative of the future performance of the Russell 2000 Index or what the value of the MITTS Securities may be. Any historical upward or downward trend in the closing level of the Russell 2000 Index during any period set forth below is not any indication that the Russell 2000 Index is more or less likely to decline at any time during the term of the MITTS Securities.

                                               March   June  September December
                                               ------ ------ --------- --------
1979..........................................  46.94  49.62   54.68     55.91
1980..........................................  48.27  57.47   69.94     74.80
1981..........................................  80.25  82.56   67.55     73.67
1982..........................................  66.21  64.67   70.84     88.90
1983.......................................... 103.77 124.17  117.43    112.27
1984.......................................... 104.10 100.30  105.17    101.49
1985.......................................... 114.92 118.38  112.65    129.87
1986.......................................... 147.63 154.23  134.73    135.00
1987.......................................... 166.79 164.75  170.81    120.42
1988.......................................... 142.15 151.30  149.09    147.36
1989.......................................... 157.90 167.43  178.21    168.31
1990.......................................... 163.64 169.12  126.74    132.20
1991.......................................... 171.01 167.61  180.16    189.94
1992.......................................... 203.69 188.64  192.92    221.01
1993.......................................... 229.21 233.35  252.95    258.59
1994.......................................... 251.06 240.29  256.12    250.36
1995.......................................... 260.77 283.63  310.38    315.97
1996.......................................... 330.77 346.61  346.38    362.61
1997.......................................... 342.56 396.37  453.82    437.02
1998.......................................... 480.68 457.39  363.59    429.60
1999.......................................... 397.63 457.68  427.30    504.75
2000.......................................... 539.09 517.23  521.37    483.53
2001.......................................... 450.53 512.80  404.87    488.50

      The closing value of the Russell 2000 Index on February 27, 2002 was
472.61.

      The following graph sets forth the historical performance of the Russell 2000 Index at the end of each quarter from March 1979 through December 2001. Past movements of the Russell 2000 Index are not necessarily indicative of the future Russell 2000 Index values.

[THE GRAPH APPEARING HERE SETS FORTH HISTORICAL PERFORMANCE OF THE RUSSELL 2000 INDEX AT THE END OF EACH QUARTER FROM MARCH 1979 THROUGH DECEMBER 2001, AS SET FORTH IN THE TABLE ON THE PREVIOUS PAGE. THE VERTICAL AXIS HAS A RANGE OF NUMBERS FROM 0 TO 600 IN INCREMENTS OF 50. THE HORIZONTAL AXIS HAS A RANGE OF DATES FROM MARCH 1979 THROUGH DECEMBER 2001 IN INCREMENTS OF THREE MONTHS.]

      The Russell 2000 Index is a trademark of FRC and has been licensed for use by ML&Co. The MITTS Securities are not sponsored, endorsed, sold or promoted by FRC and FRC makes no representation regarding the advisability of investing in the MITTS Securities.

      The MITTS Securities are not sponsored, endorsed, sold or promoted by FRC. FRC makes no representation or warranty, express or implied, to the owners of the MITTS Securities or any member of the public regarding the advisability of investing in securities generally or in the MITTS Securities particularly or the ability of the Russell 2000 Index to track general stock market performance or a segment of the same. FRC's publication of the Russell 2000 Index in no way suggests or implies an opinion by FRC as to the advisability of investment in any or all of the securities upon which the Russell 2000 Index is based. FRC's only relationship to ML&Co. is the licensing of certain trademarks, and trade names of FRC and of the Russell 2000 Index which is determined, composed and calculated by FRC without regard to ML&Co. or the MITTS Securities. FRC is not responsible for and has not reviewed the MITTS Securities or any associated literature or publications and FRC makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. FRC reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 2000 Index. FRC has no obligation or liability in connection with the administration, marketing or trading of the MITTS Securities.

FRC DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN AND FRC SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. FRC MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ML&CO., INVESTORS, OWNERS OF THE MITTS SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN. FRC MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A

PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL FRC HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

                     UNITED STATES FEDERAL INCOME TAXATION

      Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, tax counsel to ML&Co., as to certain United States Federal income tax consequences of the purchase, ownership and disposition of the MITTS Securities. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with MITTS Securities held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities, persons holding MITTS Securities in a tax-deferred or tax-advantaged account, or persons holding MITTS Securities as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this prospectus supplement). The following discussion also assumes that the issue price of the MITTS Securities, as determined for United States Federal income tax purposes, equals the principal amount thereof. Persons considering the purchase of the MITTS Securities should consult their own tax advisors concerning the application of the United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the MITTS Securities arising under the laws of any other taxing jurisdiction.

      As used in this prospectus supplement, the term "U.S. Holder" means a beneficial owner of a MITTS Security that is for United States Federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States Federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (e) any other person whose income or gain in respect of a MITTS Security is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term "non-U.S. Holder" means a beneficial owner of a MITTS Security that is not a U.S. Holder.

General

      There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States Federal income tax purposes, of the MITTS Securities or securities with terms substantially the same as the MITTS Securities. However, although the matter is not free from doubt, under current law, each MITTS Security should be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. ML&Co. currently intends to treat each MITTS Security as a debt instrument of ML&Co. for United States Federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the "IRS") in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the MITTS Securities. Prospective investors in the MITTS Securities should be aware, however, that the IRS is not bound by ML&Co.'s characterization of the MITTS Securities as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the MITTS Securities for

United States Federal income tax purposes. The following discussion of the principal United States Federal income tax consequences of the purchase, ownership and disposition of the MITTS Securities is based upon the assumption that each MITTS Security will be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. If the MITTS Securities are not in fact treated as debt instruments of ML&Co. for United States Federal income tax purposes, then the United States Federal income tax treatment of the purchase, ownership and disposition of the MITTS Securities could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a MITTS Security could differ from the timing and character of income, gain or loss recognized in respect of a MITTS Security had the MITTS Securities in fact been treated as debt instruments of ML&Co. for United States Federal income tax purposes.

U.S. Holders

      On June 11, 1996, the Treasury Department issued final regulations (the "Final Regulations") concerning the proper United States Federal income tax treatment of contingent payment debt instruments such as the MITTS Securities, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the MITTS Securities. In general, the Final Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a contingent payment debt instrument under general principles of prior United States Federal income tax law. Specifically, the Final Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the Final Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The Final Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States Federal income tax purposes.

      In particular, solely for purposes of applying the Final Regulations to the MITTS Securities, ML&Co. has determined that the projected payment schedule for the MITTS Securities will consist of payment on the maturity date of the principal amount thereof and a projected Supplemental Redemption Amount equal
to $     per unit (the "Projected Supplemental Redemption Amount"). This
represents an estimated yield on the MITTS Securities equal to   % per annum,
compounded semiannually. Accordingly, during the term of the MITTS Securities, a U.S. Holder of a MITTS Security will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the MITTS Security that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the MITTS Security. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the MITTS Securities are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the MITTS Security's adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes a MITTS Security's adjusted issue price will equal the MITTS Security's issue price (i.e., $10), increased by the interest previously accrued on the MITTS Security. At maturity of a MITTS Security, in the event
that the actual Supplemental Redemption Amount, if any, exceeds $     per unit
(i.e., the Projected Supplemental Redemption Amount), a U.S. Holder will be required to include the excess of the actual Supplemental Redemption Amount
over $     per unit (i.e., the Projected Supplemental Redemption Amount) in income as ordinary interest on the stated maturity date. Alternatively, in the event that the actual Supplemental Redemption Amount, if any, is less than
$     per unit (i.e., the Projected Supplemental Redemption Amount), the amount
by which the Projected Supplemental Redemption Amount (i.e., $     per unit)
exceeds the actual Supplemental Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the MITTS Security for the taxable year in which the stated maturity date occurs to the extent of the amount of that includible interest. Further, a U.S. Holder will be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining portion of the Projected
Supplemental Redemption Amount (i.e., $     per unit) in excess of the actual
Supplemental Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules. In addition, U.S. Holders purchasing a MITTS Security at a price that differs from the adjusted issue price of the MITTS Security as of the purchase date (e.g., subsequent purchases) will be subject to the rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

      Upon the sale or exchange of a MITTS Security prior to the stated maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale or exchange and the U.S. Holder's adjusted tax basis in the MITTS Security as of the date of disposition. A U.S. Holder's adjusted tax basis in a MITTS Security generally will equal such U.S. Holder's initial investment in the MITTS Security increased by any interest previously included in income with respect to the MITTS Security by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder's total interest inclusions on the MITTS Security. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder's holding period for the MITTS Security). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the Final Regulations will be treated as original issue discount.

      All prospective investors in the MITTS Securities should consult their own tax advisors concerning the application of the Final Regulations to their investment in the MITTS Securities. Investors in the MITTS Securities may also obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the Final Regulations to the MITTS Securities, by submitting a written request for such information to Merrill Lynch & Co., Inc., Corporate Secretary's Office, 222 Broadway, 17th Floor, New York, New York 10038,
(212) 670-0432, corporatesecretary@exchange.ml.com.

      The projected payment schedule (including both the Projected Supplemental Redemption Amount and the estimated yield on the MITTS Securities) has been determined solely for United States Federal income tax purposes (i.e., for purposes of applying the Final Regulations to the MITTS Securities), and is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero.

Hypothetical Table

      The following table sets forth the amount of interest that would be deemed to have accrued with respect to each unit of the MITTS Securities during each accrual period over an assumed term of approximately seven years for the MITTS Securities based upon a hypothetical projected payment schedule for the MITTS Securities (including both a hypothetical Projected Supplemental Redemption Amount and a hypothetical estimated yield equal to 5.664% per annum (compounded semianually)) as determined by ML&Co. for purposes of illustrating the application of the Final Regulations to the MITTS Securities as if the MITTS Securities had been issued on February 28, 2002 and were scheduled to mature on February 28, 2009. The following table is for illustrative purposes only. The actual projected payment schedule for the MITTS Securities (including both the actual Projected Supplemental Redemption Amount and the actual estimated yield) will be determined by ML&Co. on the Pricing Date and will depend upon actual market interest rates (and thus ML&Co.'s borrowing costs for debt instruments with comparable maturities) as of that date. The actual projected payment schedule for the MITTS Securities (including both the actual Projected Supplemental Redemption Amount and the actual estimated yield) and the actual tax accrual table will be set forth in the final prospectus supplement delivered to investors in connection with the sales of the MITTS
Securities:

                                                            Total interest deemed
                                                Interest     to have accrued on
                                               deemed to      MITTS Securities
                                             accrue during      as of end of
                                             accrual period    accrual period
               Accrual Period                  (per unit)        (per unit)
               --------------                -------------- ---------------------
February 28, 2002 through August 31, 2002...    $0.2856            $0.2856
September 1, 2002 through February 28, 2003.    $0.2912            $0.5768
March 1, 2003 through August 31, 2003.......    $0.2996            $0.8764
September 1, 2003 through February 29, 2004.    $0.3080            $1.1844
March 1, 2004 through August 31, 2004.......    $0.3167            $1.5011
September 1, 2004 through February 28, 2005.    $0.3258            $1.8269
March 1, 2005 through August 31, 2005.......    $0.3349            $2.1618
September 1, 2005 through February 28, 2006.    $0.3444            $2.5062
March 1, 2006 through August 31, 2006.......    $0.3542            $2.8604
September 1, 2006 through February 28, 2007.    $0.3642            $3.2246
March 1, 2007 through August 31, 2007.......    $0.3745            $3.5991
September 1, 2007 through February 29, 2008.    $0.3851            $3.9842
March 1, 2008 through August 31, 2008.......    $0.3961            $4.3803
September 1, 2008 through February 28, 2009.    $0.4072            $4.7875

--------
Hypothetical Projected Supplemental Redemption Amount = $4.7875 per unit.

Non-U.S. Holders

      A non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a MITTS Security, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt, or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the "Withholding Agent") must have received a statement that (a) is signed by the beneficial owner of the MITTS Security under penalties of perjury, (b) certifies that such owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, a Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a MITTS Security is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

      Under current law, a MITTS Security will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of such individual's death, payments in respect of such MITTS Security would have been effectively connected with the conduct by such individual of a trade or business in the United States.

Backup withholding

      Backup withholding at the applicable statutory rate of United States Federal income tax may apply to payments made in respect of the MITTS Securities to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the MITTS Securities to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

      In addition, upon the sale of a MITTS Security to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or
(b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

      Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States Federal income tax provided the required information is furnished to the IRS.

                             ERISA CONSIDERATIONS

      The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and Section 4975 of the Internal Revenue Code (the "Code") prohibit various transactions between certain parties and the assets of employee benefit plans, unless an exemption is available; governmental plans may be subject to similar prohibitions.

      The U.S. Department of Labor has granted ML&Co. an administrative exemption (Prohibited Transaction Exemption 2000-63, 65 F.R. 76306 (December 6,
2000)) from some of the prohibited transaction rules under ERISA and the related excise tax provisions under Section 4975 of the Code. The exemption applies with respect to (1) the purchase or sale by employee benefit plans ("Plans"), other than Plans sponsored by ML&Co. or its affiliates, of MITTS Securities, and (2) the extension of credit by the Plans to ML&Co. and its affiliates in connection with the holding of the MITTS Securities.

      In order to qualify for the exemption, certain conditions, including but not limited to the following, must be met:

            . The decision to invest in the MITTS Securities is made by a Plan fiduciary (or a participant in a Plan that provides for participant-directed investments) which is independent of ML&Co.

            . ML&Co. does not have any discretionary authority or control or provide any investment advice with respect to the Plan assets involved in the MITTS Securities transactions.

            . The Plans pay no fees or commissions to us or our affiliates in connection with the MITTS Securities transactions, other than certain principal mark-ups.

            . A Plan generally should not invest more than 15 percent of the Plan's assets (at the time of the acquisition) in any of the MITTS Securities.

            . The terms of a Plan's investment in the MITTS Securities are at least as favorable to the Plan as those available to an unrelated non-Plan investor in a comparable arm's length transaction at the time of such acquisition.

      If either of the following events occur, the investment will cease to qualify for the exemption.

            . The MITTS Securities are no longer quoted on the National Association of Securities Dealers Automated Quotations Systems and are not listed on the NYSE or the AMEX.

            . The MITTS Securities are no longer rated in one of the three highest generic rating categories by at least one nationally-recognized statistical rating service at the time of their acquisition.

      For a complete description of conditions, please review the full text of the exemption granted to ML&Co. You may obtain a copy of the exemption by submitting a written request for such information to Merrill Lynch & Co., Inc., Corporate Secretary's Office, 222 Broadway, 17th Floor, New York, New York 10038, corporatesecretary@exchange.ml.com. Prospective Plan investors are encouraged to consult with their legal advisors regarding the impact of ERISA and the Code, the applicability of the exemption, and the potential consequences in their specific circumstances of an investment in MITTS Securities.

      Each Plan investor by its purchase of any MITTS Security on behalf of any Plan, represents on behalf of itself and the Plan, that the acquisition, holding and any subsequent disposition of the MITTS Security will not result in a violation of ERISA, the Code or any other applicable law or regulation.

                          USE OF PROCEEDS AND HEDGING

      The net proceeds from the sale of the MITTS Securities will be used as described under "Use of Proceeds" in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the principal amount and the Supplemental Redemption Amount.

                      WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC's web site at http://www.sec.gov. The address of the SEC's Internet site is provided solely for the information of prospective investors and is not intended to be an active link. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

      We have filed a registration statement on Form S-3 with the SEC covering the MITTS Securities and other securities. For further information on ML&Co. and the MITTS Securities, you should refer to our registration statement and its exhibits. The prospectus accompanying this prospectus supplement summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

      You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition and results of operations may have changed since that date.

                                 UNDERWRITING

      MLPF&S has agreed, subject to the terms and conditions of the underwriting agreement and a terms agreement, to purchase from ML&Co. $ aggregate principal amount of MITTS Securities. The underwriting agreement provides that the obligations of the underwriter are subject to certain conditions and that the underwriter will be obligated to purchase all of the MITTS Securities if any are purchased.

      The underwriter has advised ML&Co. that it proposes initially to offer all or part of the MITTS Securities directly to the public at the offering prices set forth on the cover page of this prospectus supplement and to certain
dealers at such prices less a concession not in excess of     % of the original
public offering price of the Notes. The underwriter may allow, and such dealers
may reallow, a discount not in excess of     % of the original public offering
price of the Notes to certain dealers. After the initial public offering, the public offering prices may be changed. The underwriter is offering the MITTS Securities subject to receipt and acceptance and subject to the underwriter's right to reject any order in whole or in part. Proceeds to be received by ML&Co. will be net of the underwriting discount and expenses payable by ML&Co.

      The underwriting of the MITTS Securities will conform to the requirements set forth in the applicable sections of Rule 2720 of the Conduct Rules of the NASD.

      The underwriter is permitted to engage in certain transactions that stabilize the price of the MITTS Securities. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the MITTS Securities.

      If the underwriter creates a short position in the MITTS Securities in connection with the offering, i.e., if it sells more units of the MITTS Securities than are set forth on the cover page of this prospectus supplement, the underwriter may reduce that short position by purchasing units of the MITTS Securities in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases. "Naked" short sales are sales in excess of the underwriter's overallotment option or, where no overallotment option exists, sales in excess of the number of units an underwriter has agreed to purchase from the issuer. Because MLPF&S, as underwriter for the MITTS Securities, has no overallotment option, it would be required to closeout a short position in the MITTS Securities by purchasing MITTS Securities in the open market. Neither ML&Co. nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the MITTS Securities. In addition, neither ML&Co. nor the underwriter makes any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

      MLPF&S may use this prospectus supplement and the accompanying prospectus for offers and sales related to market-making transactions in the MITTS Securities. MLPF&S may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

                       VALIDITY OF THE MITTS SECURITIES

      The validity of the MITTS Securities will be passed upon for ML&Co. and for the underwriter by Sidley Austin Brown & Wood LLP, New York, New York.

                                    EXPERTS

      The consolidated financial statements and the related financial statement schedule incorporated in this prospectus supplement by reference from the Annual Report on Form 10-K of Merrill Lynch & Co., Inc. and subsidiaries for the year ended December 29, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

      With respect to unaudited interim financial information for the periods included in the Quarterly Reports on Form 10-Q which are incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in each of the Quarterly Reports on Form 10-Q and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933, as amended, for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act of 1933, as amended.

                            INDEX OF DEFINED TERMS

                                                                          Page
                                                                          ----
Adjusted Ending Value....................................................  S-4
Adjustment Factor........................................................  S-5
Business Day............................................................. S-15
Calculation Day.......................................................... S-12
Calculation Period....................................................... S-12
Code..................................................................... S-27
depositary............................................................... S-16
DTC......................................................................  S-4
ERISA.................................................................... S-27
Final Regulations........................................................ S-24
FRC......................................................................  S-6
Index Business Day....................................................... S-12
IRS...................................................................... S-23
Market Disruption Event.................................................. S-14
MITTS(R) Securities......................................................  S-1
ML&Co....................................................................  S-4
MLPF&S...................................................................  S-4
non-U.S. Holder.......................................................... S-23
Plans.................................................................... S-27
Pricing Date.............................................................  S-4
principal amount.........................................................  S-4
Projected Supplemental Redemption Amount................................. S-24
Starting Value...........................................................  S-4
successor index.......................................................... S-14
Supplemental Redemption Amount...........................................  S-4
U.S. Holder.............................................................. S-23
Withholding Agent........................................................ S-26

________________________________________________________________________________
________________________________________________________________________________

                                     [LOGO]

                                2,500,000 Units

                           Merrill Lynch & Co., Inc.

                    Market Index Target-Term Securities(R)
                     based upon the Russell 2000(R) Index
                              due March   , 2009

                        ------------------------------

                             PROSPECTUS SUPPLEMENT

                        ------------------------------

                              Merrill Lynch & Co.


                                March   , 2002

________________________________________________________________________________
________________________________________________________________________________